

Bryan Alexander Davis · 3rd

Chief Executive Officer at Lost Spirits Distillery

San Francisco Bay Area · Contact info

Lost Spirits Distillery

San Francisco Art Institute

Experience

Chief Executive Officer
Lost Spirits Distillery · Full-time
Jan 2017 - Present · 5 yrs 3 mos
Los Angeles, Las Vegas

Technology Development / Co-founder
Lost Spirits Technology
Dec 2009 - Jan 2017 · 7 yrs 2 mos
Silicon Valley

Co-founder, R&D.

Education

San Francisco Art Institute
Grade: 3.9